AZUL S.A. (CNPJ 09.305.994/0001-29)

MANAGEMENT PROPOSAL

Azul

TABLE OF CONTENTS

1.	Message from the Chairman of the Board of Directors	3
2.	Guidelines and Handbook for Participation in the AGM	5
3.	Remote Voting Ballot	9
4.	Management’s Proposal	11
5.	Installation of the Fiscal Council	14
6.	Final Clarifications	15
EXHIBIT I		16
EXHIBIT II		17
EXHIBIT III		22

1.                Message from the Chairman of the Board of Directors

Dear Shareholder,

In accordance with the corporate governance practices adopted by Azul S.A. ("Company" or "Azul"), guided by the principles of transparency, fairness, accountability, and corporate responsibility, we hereby invite you to attend the Annual General Meeting ("AGM"), to be held, on first call, on April 30, 2026, at 4:00 p.m.

The AGM will be held exclusively online, through the electronic system of the digital platform Ten Meetings ("Digital Platform"), and shall be deemed held at the Company's headquarters, located at Avenida Marcos Penteado de Ulhôa Rodrigues, No. 939, 8th floor, Edifício Jatobá, Condomínio Castelo Branco Office Park, Tamboré, ZIP Code 06460-040, in the City of Barueri, State of São Paulo, to resolve on the following matters:

(1)              Review the managers' accounts, as well as examine, discuss and vote on the Company's financial statements for the fiscal year ended December 31, 2025, together with the opinion issued by the Company’s independent auditors, the report of the Audit Committee and the opinion of the Fiscal Council; and

(2)              To resolve on the allocation of the results for the fiscal year ended December 31, 2025.

(3)              To set the annual global compensation of the Company’s managers for the 2026 fiscal year ..

The quorum required for the opening of the AGM shall be one quarter (1/4) of the voting shares issued by the Company. If the statutory quorum is not reached, the Company shall publish a new Call Notice announcing the date of the AGM to be held on second call. The AGM held on second call shall be installed with the presence of any number of shareholders.

Pursuant to the Company’s Bylaws and Article 129 of Law No. 6,404, dated December 15, 1976 (the “Brazilian Corporations Law”), the matters included in the agenda shall be approved by the affirmative vote of shareholders representing the majority of the common shares issued by the Company and present at the AGM.

Considering that the term of office of the current members of the Fiscal Council ends on the date of the AGM, in compliance with the article 5 of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - “CVM”) Resolution No. 81, of March 29, 2022 (“CVM Resolution 81/22”), and pursuant to article 161 of the Brazilian Corporations Law, combined with article 4 of CVM Resolution No. 70, of March 22, 2022, shareholders representing at least two percent (2%) of the common shares may request the installation of the Fiscal Council.

Expecting that this document will help each shareholder fully exercise their rights and prerogatives, we reiterate the importance of shareholder participation in the AGM called herein.

Any questions may be addressed directly to the Company's Investor Relations team, which is available to provide prompt assistance via email at invest@voeazul.com.br or by phone at +55 (11) 4831-2880.

Sincerely,

David Gary Neeleman

Chairman of the Board of Directors

2.                Guidelines and Handbook for Participation in the AGM

The AGM will be held exclusively online, considering that, in the judgment of the Company’s Management, this virtual format reduces the costs of shareholder participation, facilitates access, and contributes to greater attendance at the AGM, thereby increasing the representativeness of the resolutions to be resolved upon.

Shareholders holding shares issued by the Company may participate in the AGM directly, through duly appointed proxies, or, in the case of legal entities, through officers duly authorized to represent them, provided that the shares are registered in the shareholder’s name with B3 S.A. – Brasil, Bolsa, Balcão (“B3”) Central Depositary or with Itaú Corretora de Valores S.A. (“Itaú”), the financial institution engaged by the Company to provide securities registration services, as set forth in Article 126 of the Brazilian Corporations Law.

2.1.	Attending Shareholders

Shareholders who wish to participate in the AGM must register on the Digital Platform by April 28, 2026 (including), in accordance with CVM Resolution 81/22, and must follow the steps outlined below:

(i)               Access the following electronic address: https://assembleia.ten.com.br/719275915;;

(ii)              Register at the above address by creating a unique login and password, and submitting the required documentation listed below;

(iii)            If the Digital Platform indicates any missing information or documents during the registration process, provide the missing information and/or documents; and

(iv)            Once your registration is approved, access the same webpage at the scheduled time and date of the AGM. Shareholders are encouraged to log in at least thirty (30) minutes in advance, as access will not be permitted once the AGM has started.

The shareholder must provide the following documents:

(i)               if an individual: original identification document with photo (e.g., RG, RNE, CNH, or officially recognized professional class cards), or original identification document with photo of the attorney-in-fact and the respective power of attorney, if applicable;

(ii)             if a legal entity: certified copy of the latest consolidated bylaws or articles of association and corporate documentation granting powers of representation (minutes of election of directors and/or power of attorney), along with identification document with photo of the legal representatives; and

(iii)           if an investment fund: certified copy of the latest consolidated fund regulations and the bylaws or articles of association of its administrator or manager, along with corporate documentation granting powers of representation (minutes of election of directors and/or power of attorney), and identification document with photo of the legal representatives.

After analyzing the request, shareholders whose registration has been duly regularized will receive a confirmation email that their registration has been approved. If the shareholder does not receive the confirmation email within twenty-four (24) hours prior to the AGM, he/she must contact the Company via e-mail at invest@voeazul.com.br.

2.2.	Shareholders’ Representation by Attorney-in-Fact

Shareholders who are unable to attend the AGM may be represented by an attorney-in-fact appointed less than one (1) year prior to the meeting, as provided for in Paragraph 1 of Article 126 of the Brazilian Corporations Law.

Powers of attorney may only be granted to individuals who meet at least one of the following requirements: (i) be a shareholder or manager of the Company; (ii) be a lawyer; or (iii) be a financial institution or investment fund administrator representing their members.

With respect to shareholders that are legal entities, at a session held on November 4, 2013, in Administrative Proceeding CVM RJ2014/3578, the CVM reached a unanimous decision that powers of attorney of legal entities are not required to meet any of the criteria listed in items (i) to (iii) above.

Shareholders represented by an attorney-in-fact are requested to comply with the following procedures regarding the representation documents:

Deadline for Submission of Representation Documents	Until April 28, 2026, that is, at least two (2) days prior to the date scheduled for the AGM, in accordance with CVM Resolution 81/22.
Representation Documents	(i) Power of attorney instrument in compliance with the aforementioned requirements, as applicable; (ii) bylaws or articles of association and minutes of the election of directors or managers, if the shareholder is a legal entity; and (iii) identification document with photo of the attorney-in-fact or legal representative.
Place of Delivery of Representation Documentation	Through the Digital Platform available at the following link: https://assembleia.ten.com.br/719275915

Powers of attorney granted in Brazil may be signed by digital or electronic means, in accordance with the terms of Provisional Measure No. 2.200-2 of August 24, 2001. Powers of attorney granted abroad, unless presented in English, must be notarized by a Notary Public duly qualified for this purpose, apostilled or legalized by a Brazilian consulate, as applicable in accordance with current law, translated into Portuguese by a sworn public translator (tradutor juramentado), and registered with the Registry of Titles and Documents (Cartório de Registro de Títulos e Documentos).

The Company shall not be held responsible for any operational or connection issues that shareholders or their representatives may experience which hinder or prevent participation in the AGM.

The Company also informs that the AGM will be fully recorded, in accordance with current regulations.

Shareholders participating through the Digital Platform will be considered present at the AGM and signatories of the respective minutes, pursuant to CVM Resolution 81/22.

3.	Remote Voting Ballot

Shareholders may also exercise their voting rights at the AGM by submitting a remote voting ballot (“Ballot”), as provided for in CVM Resolution 81/22. The Ballot will be made available by the Company on the Digital Platform, on its investor relations website (https://ri.voeazul.com.br/en/), as well as on the websites of the CVM (https://www.gov.br/cvm/en?set_language=en), and B3 (https://www.b3.com.br/en_us/).

Shareholders who choose to exercise their right to vote remotely may:

(i)               complete the Ballot, following the instructions contained herein, and submit it directly to the Company through the Digital Platform;

(ii)             if holding shares issued by the Company and deposited in the Central Depositary of B3, send the voting instructions directly to B3’s Central Depositary, in accordance with its procedures and required documentation;

(iii)           if holding shares issued by the Company and deposited in B3’s Central Depositary, send the voting instructions to the custody institutions, which will forward them to B3’s Central Depositary, in accordance with its procedures and required documentation; or

(iv)            if holding shares issued by the Company and deposited with the financial institution responsible for the Company's book-entry shares service, Itaú, send the voting instructions to Itaú, in accordance with its procedures and required documentation.

Pursuant to Article 27 of CVM Resolution 81/22, the deadline for submitting the Ballot directly to the Company or through service providers qualified to collect and transmit Ballot completion instructions is April 26, 2026 (including). Ballots received after this date will not be considered valid for vote counting.

If the shareholder chooses to submit the Ballot directly to the Company, in order for the Ballot to be deemed valid and for the votes cast therein to be counted towards the quorum of the AGM, the shareholder or its legal representative must:

(i)               Access the following electronic address: https://assembleia.ten.com.br/719275915;

(ii)             Register at the above address by creating a unique login and password and submitting the required documentation, pursuant to items 2.1 and 2.2 of this Proposal (as applicable);

(iii)           Once registered, properly complete all voting fields under the Ballot tab; and

(iv)            Confirm the vote.

If deemed valid by the Company, the Ballot submitted by a shareholder who chooses to vote remotely shall be considered as attendance at the AGM for all purposes under the Brazilian Corporations Law.

In accordance with CVM Resolution 81/22, the Company shall notify shareholders, via email sent to the address provided in the Ballot, within three (3) days of receipt of the documents:

(i)               confirming receipt of the Ballot and whether the Ballot and accompanying documents are sufficient for the vote to be deemed valid; or

(ii)             requesting correction or resubmission of the Ballot or accompanying documents, specifying the procedures and deadlines required to regularize the remote vote.

As provided in CVM Resolution 81/22, shareholders may correct or resubmit the Ballot or accompanying documents, provided that the deadline for receipt by the Company, as indicated above, is duly observed.

Votes cast by shareholders shall not be considered in cases where the Ballot and/or the representation documents listed in item 2.2 above are submitted (or resubmitted and/or corrected, as applicable) without compliance with the deadlines and submission formalities set forth above.

4.                Management’s Proposal

Dear Sirs,

In view of the call, on this date, of the Annual General Meeting, to be held on April 30, 2026, at 4:00 p.m., Azul's Management hereby submits for the shareholders’ appreciation of the Management Proposal ("Proposal") with all the necessary documents and information for the evaluation and deliberation by the Shareholders of the following matters included in the Agenda of the AGM:

(1)              Review the managers' accounts, as well as examine, discuss and vote on the Company's financial statements for the fiscal year ended December 31, 2025, together with the opinion issued by the Company’s independent auditors, the report of the Audit Committee and the opinion of the Fiscal Council;

The Management proposes the approval of the managers' accounts, as well as the examination, discussion and approval of the Company's financial statements, relating to the fiscal year ending on December 31, 2025, accompanied by the Management Report, the opinion issued by Grant Thornton Auditores Independentes Ltda., as the Company's independent auditors, the report of the Audit Committee and the opinion of the Fiscal Council and other documents provided for by applicable law and regulations, published on March 27, 2026 on the Company's Investor Relations website (ri.voeazul.com.br), as well as on the websites of CVM (https://www.gov.br/cvm/ptbr), B3 (www.b3.com.br) and US Securities and Exchange Commission (“SEC”) (www.sec.gov), and published in the newspaper “Folha de São Paulo”, under the terms of the Brazilian Corporations Law.

We also highlight that, in accordance with article 10, item III, of CVM Resolution 81/22, the content set out in Exhibit I to this Proposal reflects the managers' Comments on the Company's financial situation, in accordance with the information required in section 2 of the Reference Form.

(2)              To resolve on the allocation of the results for the fiscal year ended December 31, 2025.

As reflected in the Company's financial statements for the fiscal year ended December 31, 2025, during such fiscal year, the Company recorded net income in the amount of one hundred twenty-four million, eight hundred fifty-seven thousand, four hundred eighteen reais and seventy cents (BRL 124,857,418.70). Pursuant to the applicable legislation, the Management clarifies that such net income shall be absorbed by the accumulated losses from prior fiscal years, the amount of which exceeds the aforementioned net income. As a result, the Company’s balance of accumulated losses will be reduced to thirty-four billion, six hundred ninety-three million, six hundred forty-two thousand, seven hundred five reais and fifty-nine cents (BRL 34,693,642,705.59), which amount will remain recorded under the heading “Accumulated Losses.”

Pursuant to Article 10, sole paragraph, item II, of CVM Resolution No. 81, Exhibit II to this Proposal contains the detailed information regarding management’s proposal for the allocation of the results for the fiscal year ended December 31, 2025, in accordance with Exhibit A of CVM Resolution No. 81.

(3)              To set the annual global compensation of the Company’s managers for the 2026 fiscal.

The Management proposes the ordinary aggregate annual compensation of the members of the Board of Directors, the Strategy Committee and the Executive Board for the fiscal year to be ended on December 31, 2026, in the amount of thirty-nine million, fifty thousand, five hundred and twenty-six reais and thirty-nine centavos (BRL 39,050,526.39), increased by the amount related to the grants made or to be made during the 2026 fiscal year under the Company’s Restricted Share Granting Plan approved on February 12, 2026 (“2026 Plan”), as described below.

The Strategy Committee has the intention to carry out, throughout fiscal year 2026, the grant of the total number of options contemplated under the 2026 Plan, which provides for the grant of restricted shares or options representing up to seven percent (7%) of the Company’s share capital.

The amounts presented below represent the Company’s best estimate of the accounting expense related to the grants of stock options to be recognized in the fiscal year ending on December 31, 2026, and to be exercised within up to three years. The Company also informs that no restricted shares or stock options were granted in calendar year 2025, and that sixteen million, nine hundred twenty-seven thousand, six hundred ninety-nine (16,927,699) stock options, RSUs and Phantom Shares were cancelled in calendar year 2025.

As a result of the grants described above, the present proposal for global compensation shall include:

(i) an additional amount of up to eighty-eight million, one hundred seventy-four thousand, seven hundred thirty-seven Brazilian reais and thirty cents (BRL 88,174,737.30) related to the grant of stock options to certain members of the Board of Directors and the Strategy Committee in consideration of their roles in the effective implementation of the Reorganization Plan under the Chapter 11 of the United States Bankruptcy Code before the United States Bankruptcy Court for the Southern District of New York; and

(ii) an additional amount of up to one hundred seventy-one million, seven hundred ninety-four thousand, four hundred eighty Brazilian reais and eighty-seven cents (BRL 171,794,480.87), related to grants to the other members of the Board of Directors, the Strategy Committee and the Executive Officers, a portion of which may be allocated to up to fifty (50) key employees of the Company who do not hold statutory officer positions.

The Company further emphasizes that the expenses to be recognized for accounting purposes in connection with the 2026 Plan do not represent cash outflows by the Company, and that the amounts described in items (i) and (ii) above will be settled through the delivery of treasury shares or the issuance of new shares by the Company, as provided for in the 2026 Plan.

Accordingly, considering the total amount of ordinary compensation to be paid to the Company’s management, as well as the accounting value of the equity grants under the 2026 Plan, the total amount of global annual compensation to be approved at the shareholders’ meeting amounts to two hundred ninety-nine million, nineteen thousand, seven hundred forty-four Brazilian reais and fifty-six cents (BRL 299,019,744.56).

We also clarify that the information necessary for the proper analysis of the proposal for the global compensation of managers for year 2026, as established in article 13, II, of CVM Resolution 81/22, is set out in Exhibit III to this Proposal, which contains the information required in section 8 of the Reference Form.

5.                Installation of the Fiscal Council

Although not on the Agenda of the AGM, CVM Resolution No. 77, of March 29, 2022, allows shareholders representing at least two percent (2%) of the total common shares issued by the Company to request the installation of the Fiscal Council. In this sense, by legal requirement, and considering that the term of office of the current members of the Fiscal Council ends on the date of this AGM, the Ballot contains the following simple question:

"Do you wish to request the installation of the Fiscal Council, under the terms of article 161 of Law No. 6,404, of 1976

[ ] Yes [ ] No [ ] Abstain"

The Company understands that the Strategic Committee and the Audit Committee are sufficient to adequately perform the supervisory functions that would otherwise be exercised by the Fiscal Council. These Committees are currently composed of highly qualified members recognized for their professional expertise and their mission is to ensure the operationalization and monitoring of internal and external audit procedures, mechanisms and controls related to risk management and the coherence of financial policies with strategic guidelines and the risk profile of the business, considering the applicable laws and regulations, having performed its functions adequately to date. Thus, in line with its search for a lean corporate structure and for the reasons set forth above, the Company understands that the installation of the Fiscal Council would be redundant and would represent an additional cost without providing incremental value at this time.

Pursuant to article 36, paragraph 2, of CVM Resolution 81/22, if there are no candidates for the Fiscal Council, the request for the installation of the Fiscal Council made through the Ballot will be null and void. Therefore, for the Fiscal Council to be installed, there must be an indication of candidates for effective and alternate members, accompanied by the information required by article 11 of CVM Resolution 81/22.

6.                Final Clarifications

In addition to the information contained in this Management Proposal and its Exhibits, Azul's shareholders may access other documents relevant to the matters on the agenda to be resolved at the AGM, as provided for in Article 7 of CVM Resolution 81/22, as of this date, at the Company's headquarters, on its Investor Relations website (ri.voeazul.com.br), as well as on the websites of the CVM (https://www.gov.br/cvm/en?set_language=en), B3 (https://www.b3.com.br/en_us/), and the SEC (https://www.sec.gov/).

Any questions may be addressed directly to the Company's Investor Relations team, which is available to provide prompt assistance via email at invest@voeazul.com.br or by phone at +55 (11) 4831-2880.

Sincerely,

David Gary Neeleman

Chairman of the Board of Directors

EXHIBIT I

OFFICERS’ COMMENTS

Base Date: 12/31/2025

(According to Section 2 of the Reference Form, pursuant to article 10, III, of CVM Resolution 81/22)

(page intentionally left blank)

EXHIBIT II

PROPOSAL FOR THE ALLOCATION OF NET INCOME
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

(pursuant to Exhibit A of CVM Resolution No. 81)

1.                 Inform the net income for the fiscal year

The Company’s net income for the fiscal year ended December 31, 2025 amounted to one hundred twenty-four million, eight hundred fifty-seven thousand, four hundred eighteen reais and seventy cents (BRL 124,857,418.70).

2.                Inform the total amount and per-share amount of dividends, including interim dividends and interest on equity already declared

Not applicable, since the amount of net income will be absorbed by accumulated losses from previous fiscal years. Additionally, no interim dividends or interest on equity have been declared.

3.                Inform the percentage of net income for the fiscal year distributed

Not applicable, since the amount of net income will be absorbed by accumulated losses from previous fiscal years.

4.                Inform the total amount and per-share amount of dividends distributed based on profits from previous fiscal years

Not applicable.

5.                Inform, net of interim dividends and interest on equity already declared:

a. The gross amount of dividends and interest on equity, separately, per share of each type and class

b. The form and payment term of dividends and interest on equity

c. Any adjustment or interest applicable to dividends and interest on equity

d. The declaration date of payment of dividends and interest on equity considered for identifying shareholders entitled to receive them

Not applicable, given that there is no amount to be paid as dividends or interest on equity.

6.                If dividends or interest on equity were declared based on profits determined in semiannual balance sheets or shorter periods:

a.                Inform the amount of dividends or interest on equity already declared

No dividends or interest on equity were declared based on profits determined in semiannual balance sheets or shorter periods.

b.                Inform the respective payment dates

Not applicable.

7.                Provide a comparative table indicating the following amounts per share of each type and class:

a.                Net income for the fiscal year and for the three (3) previous fiscal years

December 31,
	2025	2024	2023	2022
Amounts in BRL millions
Consolidated Net Income/(Loss) for the Period	124.857	-9.151.371	-2.380.456	-722.367

b.                Dividends and interest on equity distributed in the previous three (3) fiscal years

There were no distributions of dividends or declarations and distributions of interest on equity in the previous three (3) fiscal years.

8.                If profits were allocated to the legal reserve

a. Identify the amount allocated to the legal reserve

b. Detail the method of calculation of the legal reserve

Not applicable, since the total amount of net income will be absorbed by accumulated losses from previous fiscal years.

9.                If the Company has preferred shares entitled to fixed or minimum dividends

a. Describe the method for calculating fixed or minimum dividends

b. Inform whether the profit for the fiscal year is sufficient for full payment of fixed or minimum dividends

c. Identify whether any unpaid portion is cumulative

d. Identify the total amount of fixed or minimum dividends to be paid to each class of preferred shares

e. Identify the fixed or minimum dividends to be paid per preferred share of each class

Not applicable, since the Company does not have preferred shares entitled to fixed or minimum dividends.

10.              With respect to the mandatory dividend

a.                Describe the calculation method provided in the bylaws

Pursuant to Article 29, Paragraph Three, of the Company’s Bylaws, shareholders are entitled to receive a mandatory annual dividend of not less than 25% (twenty-five percent) of net income for the fiscal year, adjusted by the following amounts: (i) the amount allocated to the legal reserve; (ii) the amount allocated to the contingency reserve and the reversal of such reserves formed in previous fiscal years; and (iii) the amount arising from the reversal of the reserve for unrealized profits formed in previous fiscal years, pursuant to Article 202, item II, of the Brazilian Corporations Law.

b.                Inform whether it is being fully paid

Not applicable, since the total amount of net income will be absorbed by accumulated losses from previous fiscal years. Therefore, there is no dividend available for distribution.

c.                 Inform any amount retained

Not applicable, since the total amount of net income will be absorbed by accumulated losses from previous fiscal years. Therefore, there is no dividend available for distribution.

11.              If the mandatory dividend was retained due to the Company’s financial condition

a. Inform the amount retained

b. Describe in detail the Company’s financial condition, including aspects related to liquidity analysis, working capital, and positive cash flows

c. Justify the retention of dividends

Not applicable, given that no retention of the mandatory dividend due to the Company’s financial condition was proposed.

12.              If results were allocated to a contingency reserve

a.                 Identify the amount allocated to the reserve

b.                 Identify the loss considered probable and its cause

c.                 Explain why the loss was considered probable

d.                 Justify the creation of the reserve

Not applicable, given that no allocation of results to a contingency reserve was proposed.

13.              If results were allocated to the reserve for unrealized profits

a.                Inform the amount allocated to the reserve for unrealized profits

b.                Inform the nature of the unrealized profits that gave rise to the reserve

Not applicable, given that no allocation of results to the reserve for unrealized profits was proposed.

14.              If results were allocated to statutory reserves

a.                Describe the bylaw provisions establishing the reserve

b.                Identify the amount allocated to the reserve

c.                 Describe how the amount was calculated

Not applicable, given that no allocation of results to statutory reserves was proposed.

15.              If profits were retained pursuant to a capital budget

a.                Identify the amount retained

b.                Provide a copy of the capital budget

Not applicable, given that no retention of profits based on a capital budget was proposed.

16.              If results were allocated to the tax incentive reserve

a.                Inform the amount allocated to the reserve

b.                Explain the nature of the allocation

Not applicable, given that no allocation of results to the tax incentive reserve was proposed.

EXHIBIT III

COMPENSATION OF MANAGERS

(According to Section 8 of the Reference Form, pursuant to article 13, II, of CVM Resolution 81/22)

(page intentionally left blank